Signed by John Douglas Story, Director of Jupiters Limited, in accordance with section 351 of the Corporations Act 2001 (Cwlth).

Date:

John Douglas Story
Director

RECOMMENDED OFFER

This is an important document and requires your immediate attention.

JUPITERS LIMITED

ACN 010 741 045

Offers to acquire all of the units held by you in

BREAKWATER ISLAND TRUST

ARSN 092 774 260

Offer consideration

$0.37 cash for each of your units

or a Share Alternative of

2 Jupiters shares for every 31 of your units

 The Independent Directors of Breakwater Island Limited recommend you

ACCEPT THE CASH OFFER

in the absence of a superior offer

Financial Adviser to Jupiters Salomon Smith Barney	Legal Adviser to Jupiters Corrs Chambers Westgarth

IMPORTANT DATES*

Announcement Date 7 October 2002

Date of Statement 29 October 2002

Lodgement Date 29 October 2002

Record Date 29 October 2002

Date Offers open 8 November 2002

Date Offers close 9 December 2002

* Jupiters reserves the right, subject to the Corporations Act and the Listing Rules, to amend any of these important dates without prior notice.

HOW TO ACCEPT

Your acceptance of the Offer must be received before 7.00 pm (Brisbane time) on Monday, 9 December 2002 unless the Offer Period is extended or the Offer is withdrawn in accordance with the Corporations Act. You will receive the Cash Offer unless you nominate on the Acceptance Form that you accept the Share Alternative.

There are several ways to accept the Offer depending on the nature of your holding in Breakwater:

For Issuer Sponsored Holdings of Breakwater Units

If your Breakwater Units are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to either of the addresses set out below.

For CHESS Holdings of Breakwater Units

If your Breakwater Units are in a CHESS Holding, to accept this Offer you can either instruct your Controlling Participant to initiate acceptance of this Offer or complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, to either of the addresses set out below.

Jupiters Limited C/- Computershare Investor Services Pty Limited Reply Paid 523 Brisbane QLD 4001	Or	Jupiters Limited C/- Computershare Investor Services Pty Limited Level 27, Central Plaza One 345 Queen Street Brisbane QLD 4000

ENQUIRIES

If you have any enquiries about the Offer please call the Jupiters Offer Information line on 1800 656 506	If you have any enquiries about how to complete the Acceptance Form please call Computershare Investor Services Pty Ltd on 1300 552 270

Alternatively, you can consult your financial or other professional adviser.

LETTER FROM THE CHAIRMAN OF JUPITERS

[Jupiters Letterhead]

Dear Breakwater Unitholder

I am pleased to enclose a Bidder's Statement relating to your Breakwater Units. The Bidder's Statement contains the offer by Jupiters to acquire all of your Breakwater Units.

Jupiters has had a strong association with Breakwater since 1994, when it first acquired its substantial unitholding. Jupiters currently owns 47.5% of the Breakwater Units and now wishes to acquire 100% ownership. In addition, Jupiters manages and operates the Jupiters Townsville Hotel & Casino under a management agreement.

Jupiters is offering you the choice of either:

  $0.37 cash for each of your Breakwater Units ("Cash Offer"); or
  two Jupiters shares for every 31 Breakwater Units you hold ("Share Alternative").

Jupiters' Offer is final and will not be increased.

The Offer is attractive for a number of reasons:

  The Cash Offer of $0.37 per unit offers a significant premium to the historical Breakwater Unit price.
  If you choose the Share Alternative, you will have the opportunity to participate as a shareholder in an ASX 200 listed gaming company in Queensland and retain an interest in Jupiters Townsville. Being a Jupiters shareholder will also allow you to diversify your investment risk in the gaming industry, given Jupiters' involvement in other casinos and non-casino gaming activities.

Jupiters' share price on ASX has significantly declined from its closing price on 4 October 2002. Jupiters does not intend to increase the number of Jupiters Shares issued under the Share Alternative. Based on the last closing price of Jupiters Shares as of the date of this Offer, the market value of the Share Alternative is now significantly lower than the value of the Cash Offer. At current market prices, if you wish to acquire Jupiters Shares, it is more attractive for you to use the cash you would receive under the Cash Offer to purchase Jupiters Shares on ASX. Information on how you can do this without incurring brokerage fees can be found in section  13.2. You should check the trading price of Jupiters Shares when considering this or consult your broker or financial adviser.

The Offer is subject to a number of conditions, which are described further in section  7.10 of the Bidder's Statement.

The two Directors of Breakwater Island Limited (the Responsible Entity) not associated with Jupiters, Mr Edward Davie and Ms Fay Barker, have recommended you accept the Cash Offer in the absence of a superior offer and believe that the Cash Offer is in the best interests of Breakwater Unitholders. The Target's Statement containing the recommendation of the Independent Directors accompanies the Bidder's Statement. Jupiters' nominees on the Board of the Responsible Entity, which includes myself, have excluded themselves from any involvement in the Responsible Entity's consideration of, and response to, the Offer. I am also the Chairman of the Board of the Responsible Entity. (I independently own 41,000 Breakwater Units and I intend to accept the Cash Offer.)

The Offer is scheduled to close at 7.00 pm (Brisbane time) on 9 December 2002. Full details of the Offer are contained in the Bidder's Statement. You should read it and the Target's Statement issued by BIL carefully and in their entirety before deciding whether to accept the Offer. A summary of how to accept the Offer is located on page ( i) of this booklet. Full details of how to accept the Offer are contained in section  7.4 of the Bidder's Statement.

Yours faithfully,

Lawrence Willett AO

Chairman
Jupiters Limited

JUPITERS' OFFER AT A GLANCE

This summary provides an overview of Jupiters' Offer and is qualified by the detailed information set out in the Bidder's Statement contained in this booklet. You should read the Bidder's Statement in full before making any decisions in relation to your Breakwater Units.

Offer	Jupiters is offering to acquire all of your Breakwater Units

Offer consideration	A choice of either: $0.37 cash ("Cash Offer"); or two Jupiters Shares for every 31 of your Breakwater Units ("Share Alternative")

Offer Period

The Offer will be open from Friday, 8 November 2002 to 7.00 pm (Brisbane time) Monday, 9 December 2002 unless the Offer Period is extended or the Offers are withdrawn in accordance with the Corporations Act.

Conditions of the Offer

The conditions of the Offer are set out in full in section 7.10 of the Bidder's Statement. In summary, they include:

  a minimum acceptance condition;
  no Superior Bid emerges during the Offer Period;
  no significant decline in the ASX 200 Index during the Offer Period;
  receipt of all relevant regulatory approvals; and
  no material adverse change occurs in relation to Breakwater.

How to accept the Offer

How you can accept the Offer will depend upon whether your Breakwater Units are in a CHESS Holding or in an Issuer Sponsored Holding. See "How to Accept" on page ( i) or section 7.4 of the Bidder's Statement for more details on how to accept the Offer.

Payment of consideration

Upon acceptance, Jupiters will pay your consideration or issue you the Jupiters Shares to which you are entitled on or before the earlier of:

  21 days after the end of the Offer Period; or
  one month after the day both of the following apply:
   the Offer has been accepted by you; and
   the Offer has become unconditional.

Brokerage	You will not pay any brokerage as a result of accepting the Offer.

Questions about the Offer

If you have general enquires regarding the Offer or this document, please call the Jupiters Offer Information line on 1800 656 506.

For questions on how to complete the Acceptance Form, please call Computershare Investor Services Pty Ltd on 1300 552 270.

Alternatively, you can consult your financial or other professional adviser.

WHY YOU SHOULD ACCEPT THE OFFER

The Independent Directors recommend that you accept the Cash Offer

Mr Edward Davie and Ms Fay Barker, the Independent Directors of the Responsible Entity recommend that all Breakwater Unitholders accept the Cash Offer in the absence of a superior offer.

The Target's Statement outlining the Independent Directors' reasons for recommending the Cash Offer accompanies this Statement.

You will receive a significant premium

The Cash Offer of $0.37 for each Breakwater Unit represents a premium of approximately:

  42% to the closing price on 4 October 2002 (being the trading day prior to the Announcement Date) of $0.26 per Breakwater Unit; and
  20% to the volume weighted average price of Breakwater Units traded on ASX ("vwap") over the three months to 4 October 2002 of $0.31.

Cash Offer premium to Breakwater Unit price

The Offer represents a price significantly above the long_term trading performance of Breakwater Units

Accepting the Cash Offer will allow you to sell your units at their highest price since 1990.

Breakwater Unit trading performance since 1990

Note: This information is based on the monthly closing Breakwater Unit price for the period 1 January 1990 to 30 September 2002.

If Jupiters' Offer does not succeed, there is the risk that Breakwater's unit price will return to its historical trading levels.

Opportunity to exit an illiquid investment

Breakwater Units have been highly illiquid due to the combination of Breakwater's small market capitalisation and Jupiters' significant holding. Over the last 12 months to 4 October 2002, turnover of Breakwater Units on ASX has only averaged approximately 49,000 Breakwater Units or $15,000 per day.

By accepting the Cash Offer, you will realise the value of your investment at a premium to the market, without incurring any brokerage fees.

Opportunity to be a shareholder in Jupiters

As an alternative to the Cash Offer, you can choose to receive 2 Jupiters Shares for every 31 of your Breakwater Units.

By becoming a shareholder of Jupiters, you will:

  hold an interest in an ASX 200 listed Queensland gaming company which owns hotel/casinos;
  diversify your investment risk in the gaming industry, given Jupiters' involvement in other casinos and non-casino gaming activities; and
  be entitled to participate in Jupiters' dividend reinvestment plan and a shareholder discount card, details of which can be accessed via Jupiters' website at http://www.jupiters.com.au.

If you wish to acquire Jupiters Shares at current market prices, it may be more attractive for you to accept the Cash Offer and use the cash consideration you would receive to purchase Jupiters Shares on ASX. Please refer to section 13.2 for information on how you can do this without incurring brokerage fees.

Bidder's statement

This Statement is a bidder's statement given by Jupiters to the Responsible Entity of Breakwater and to each holder of Breakwater Units under Part 6.5 of the Corporations Act. It contains the terms of the Offer by Jupiters to acquire your Breakwater Units and the disclosures required by the Corporations Act in respect of the Offer.

This Statement is dated 29 October 2002. It includes an Offer dated 8 November 2002 on the terms set out in section  6. This Statement was approved by a unanimous resolution of the Directors.

A number of important words and phrases with particular meanings have been used in this Statement. These are explained in the glossary in section  16.1.

INVESTMENT DECISION

This Statement does not take into account the individual investment objectives, financial situation and particular needs of each Breakwater Unitholder. You should seek independent professional advice (in particular financial and taxation advice) before making a decision as to whether or not to accept the Offer.

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 29 October 2002. Neither the Australian Securities and Investments Commission nor any of its officers takes any responsibility for the content of this Statement.

TABLE OF CONTENTS

  1 MAIN FEATURES OF THE OFFER 1
  2 WHY YOU SHOULD ACCEPT THE OFFER 3
  3 RATIONALE FOR TAKEOVER BID 4
  4 JUPITERS' POST-TAKEOVER INTENTIONS 5
  5 FUNDING OF THE OFFER 8
  6 THE EFFECT ON JUPITERS OF THE OFFER OF JUPITERS SHARES 8
  7 JUPITERS' OFFER 12
  8 RIGHTS AND LIABILITIES ATTACHED TO JUPITERS SHARES 25
  9 DISCLOSING ENTITY 27
  10 EXPIRY DATE 27
  11 JUPITERS' INTERESTS IN BREAKWATER 27
  12 ACQUISITIONS OF BREAKWATER UNITS AND COLLATERAL BENEFITS 28
  13 TRADING OF JUPITERS SHARES AND IMPUTED VALUE OF OFFER 28
  14 TAXATION CONSIDERATIONS 29
  15 OTHER MATERIAL INFORMATION 31
  16 INTERPRETATION 34

1 MAIN FEATURES OF THE OFFER

Defined terms used in this Statement are capitalised. Definitions of these terms are set out in the glossary in section  16.1.

This section sets out a summary of the main features of Jupiters' Offer for your Breakwater Units. It is qualified by the detailed information contained in the remainder of this Statement. You should read this entire Statement and also the Target's Statement issued by Breakwater in response to the Offer before deciding whether to accept the Offer.

1.1 Offer

Jupiters offers to acquire all of your Breakwater Units, together with all Rights attaching to them on the terms set out in section  7.

Jupiters is offering to acquire all Breakwater Units which exist (or will exist) as at the Record Date.

The Offers will:

(a) be sent to all persons registered as holders of Breakwater Units at 10:00 pm (Brisbane time) on the Record Date; and

(b) extend to all persons who pursuant to section 653B(1) of the Corporations Act are entitled to accept an Offer as if it has been made to them.

1.2 Offer consideration

The consideration Jupiters is offering you under the Offer is $0.37 cash for each of your Breakwater Units ("Cash Offer"). Alternatively, Jupiters is offering you two Jupiters Shares for every 31 of your Breakwater Units ("Share Alternative"). You will receive the Cash Offer unless you nominate on the Acceptance Form that you accept the Share Alternative.

A Breakwater Unitholder may also accept the Cash Offer and use the cash received to acquire Jupiters Shares on ASX. This may be more attractive given that at the current market price of Jupiters Shares, the implied value of the Share Alternative is significantly lower than the Cash Offer. Additional information on how you can do this without incurring brokerage fees can be found in section  13.2.

The Jupiters Offer is final and will not be increased.

If a Breakwater Unitholder accepts the Share Alternative, and where the number of Jupiters Shares to be issued includes a fraction of a Jupiters Share, the number of Jupiters Shares to be issued or transferred to the Breakwater Unitholder will be rounded to the nearest whole number. A fraction of one-half will be rounded up to the next whole.

1.3 Offer Period

The date of this Offer is Friday, 8 November 2002. The Offers will remain open for acceptance during the period commencing on Friday, 8 November 2002, and ending at 7.00 pm (Brisbane time) on Monday, 9 December 2002 unless the Offer Period is extended or the Offers are withdrawn in accordance with the Corporations Act.

1.4 Conditions of the Offer

Jupiters' Offer is subject to a number of conditions. The conditions of the Offer are contained in section  7.10. The conditions include:

(a) that during or at the end of the Offer Period, Jupiters and its associates have relevant interests in at least 90% (by number) of Breakwater Units and have acquired at least 75% (by number) of the Breakwater Units that are the subject of the Offers;

(b) that during the period commencing on the Announcement Date and ending at the end of the Offer Period, no bidder's statement containing a Superior Bid for Breakwater Units is despatched to any Breakwater Unitholder or there is no announcement of a Superior Bid;

(c) that during the period commencing on the Announcement Date and ending at the end of the Offer Period, the ASX 200 Index published by ASX does not close at a level that is 10% or more below the level at the Announcement Date for three consecutive trading days or does not close at a level that is 15% or more below the level at the Announcement Date on any trading day;

(d) that before the end of the Offer Period Jupiters receives all regulatory approvals required from any Government Agency to complete the acquisition of Breakwater Units under the Offer, including the approval of the Minister, pursuant to clause 42(h) of the Casino Agreement, to Jupiters having a relevant interest in 100% of the Breakwater Units; and

(e) that during the period commencing on the Announcement Date and ending at the end of the Offer Period, no material adverse change occurs in the business, financial or trading position or condition, assets or liabilities, profitability or prospects of Breakwater or any entity that it controls excluding changes which are known to Jupiters or ought reasonably have been known to or anticipated by Jupiters as manager of Jupiters Townsville.

1.5 How to accept the Offer

How you can accept the Offer will depend upon whether your Breakwater Units are in a CHESS Holding or in an Issuer Sponsored Holding. See "How to Accept" on page  i and section  7.4 for more details on how to accept the Offer.

1.6 Payment of consideration

Jupiters will, except in certain circumstances, pay you the consideration or issue you the Jupiters Shares to which you are entitled on acceptance of the Offer on or before the earlier of:

(a) 21 days after the end of the Offer Period; or

(b) one month after the day both of the following apply:

(i) the Offer has been validly accepted by you; and

(ii) the Offer or the contract resulting from your acceptance of the Offer has become unconditional.

In certain circumstances the time by which Jupiters is required to pay you the consideration or issue you the Jupiters shares to which you are entitled on acceptance of the Offer will be different from that set out above. See section  7.7 for full details of when Jupiters is required to pay you the consideration or issue you the Jupiters Shares to which you are entitled.

1.7 Brokerage

You will not pay any brokerage as a result of accepting the Offer.

1.8 Tax consequences of the Offer

Section  14 describes the major tax implications for Australian resident Breakwater Unitholders who accept the Offers. Your personal financial and other circumstances will influence your taxation position. Accordingly, before accepting the Offer you should read section  14 carefully, taking into account your personal financial and other circumstances and, if necessary, seek professional taxation advice.

1.9 Implications of not accepting the Offer

If Jupiters becomes entitled to acquire your Breakwater Units compulsorily under the Corporations Act, it intends to do so. If your Breakwater Units are compulsorily acquired, you will receive the consideration for your Breakwater Units later than Breakwater Unitholders who chose to accept the Offer.

If Jupiters does not become entitled to compulsorily acquire your Breakwater Units, the Takeover Bid will not proceed and you will remain a Breakwater Unitholder. See section  4.5 for details of Jupiters' intentions if the Takeover Bid is unsuccessful.

1.10 Questions about the Offer

For questions on how to complete the Acceptance Form, please call Computershare Investor Services Pty Ltd on 1300 552 270. If you have general enquires regarding the Offer or this document, please call the Jupiters Offer Information line on 1800 656 506 or consult your financial or other professional adviser.

2 WHY YOU SHOULD ACCEPT THE OFFER

2.1 The Independent Directors recommend that you accept the Cash Offer

Mr Edward Davie and Ms Fay Barker, the Independent Directors of the Responsible Entity recommend that all Breakwater Unitholders accept the Cash Offer in the absence of a superior offer.

The Target's Statement outlining the Independent Directors' reasons for recommending the Cash Offer accompanies this Statement.

2.2 You will receive a significant premium

The Cash Offer of $0.37 for each Breakwater Unit represents a premium of approximately:

  42% to the closing price on 4 October 2002 (being the trading day prior to the Announcement Date) of $0.26 per Breakwater Unit; and
  20% to the volume weighted average price of Breakwater Units traded on ASX ("vwap") over the three months to 4 October 2002 of $0.31.

2.3 The Offer represents a price significantly above the long_term trading performance of Breakwater Units

Breakwater Units have not traded at or above the Cash Offer price on ASX since 1990.

2.4 Opportunity to exit an illiquid investment

Breakwater Units have been highly illiquid due to the combination of Breakwater's small market capitalisation and Jupiters' significant holding. Over the last 12 months to 4 October 2002, turnover of Breakwater Units on ASX has only averaged approximately 49,000 Breakwater Units or $15,000 per day.

By accepting the Cash Offer, you will realise the value of your investment at a premium to the market, without incurring any brokerage fees.

2.5 Opportunity to be a shareholder in Jupiters

As an alternative to the Cash Offer, you can choose to receive 2 Jupiters Shares for every 31 of your Breakwater Units.

By becoming a shareholder of Jupiters, you will:

(a) hold an interest in an ASX 200 listed Queensland gaming company which owns hotel/casinos;

(b) diversify your investment risk in the gaming industry, given Jupiters' involvement in other casinos and non-casino gaming activities; and

(c) be entitled to participate in Jupiters' dividend reinvestment plan and a shareholder discount card, details of which can be accessed via Jupiters' website at http://www.jupiters.com.au.

Jupiters' share price on ASX has significantly declined from its last closing price when this Offer was announced. Jupiters does not intend to increase the number of Jupiters Shares issued under the Share Alternative. Based on the last closing price of Jupiters Shares as of the date of this Offer, the market value of the Share Alternative is now significantly lower than the value of the Cash Offer.

It is also possible for you to accept the Cash Offer and use the cash consideration you would receive to purchase Jupiters Shares on ASX. Please refer to section  13.2 for information on how you can do this without incurring brokerage fees. This may be a more attractive option than the Share Alternative, depending on the trading price of Jupiters Shares on ASX at the time you make your purchase. You should consult your broker or financial adviser if you need further advice.

3 RATIONALE FOR TAKEOVER BID

3.1 Principal activities of Jupiters

Jupiters is a listed diversified gaming and wagering enterprise whose activities include ownership of the hotel-casino properties on the Gold Coast and in Brisbane, management of Jupiters Townsville (which is owned by Breakwater), the operation of wide area keno gaming in Queensland and New South Wales, the provision of gaming machine monitoring services in Queensland, the operation of Centrebet, an international fixed odds sports book from the Northern Territory and the provision of information technology support services throughout Australia. The Company is also a supplier of wagering and gaming systems to licensed operators internationally. Jupiters considers other investment opportunities in the tourism, leisure and gaming industry as they arise.

3.2 Jupiters' relationship with Breakwater

In 1994, Jupiters acquired 32.2% of the Breakwater Units. Concurrently, Jupiters acquired 83.3% of the shares in BIL, the Responsible Entity. In December 1999, Jupiters acquired various interests held by Starwood Pacific Hotels Pty Ltd in BIL and Breakwater. This resulted in Jupiters becoming the operator of Jupiters Townsville, the holder of 47.5% of the Breakwater Units and the holder of 100% of the shares in BIL. Breakwater's financial statements are consolidated with Jupiters' financial statements.

Jupiters has the right to appoint directors to the BIL Board. The BIL Board currently comprises five directors. The current nominees of Jupiters are Mr Lawrence Willett AO, Mr John Story and Sir Francis Moore AO. The remaining two directors, Mr Edward Davie and Ms Fay Barker have been appointed as independent directors by the Breakwater Unitholders in general meeting. Jupiters' nominees on the BIL Board have excluded themselves from any involvement in the consideration of, and response to the Takeover Bid for Breakwater by the BIL Board. This role has been undertaken solely by the Independent Directors.

3.3 Rationale for Offers

Jupiters believes that a number of potential strategic and financial benefits make the acquisition of the units in Breakwater that Jupiters does not already own attractive to Jupiters, including:

(a) Jupiters' operations and those of Breakwater are complementary;

(b) the related party restrictions in the Corporations Act and Breakwater's Constitution which currently constitute an impediment to the efficient combined operation of Jupiters and Breakwater will cease to apply; and

(c) Jupiters expects to realise savings from the elimination of costs, duplicated functions and processes in the combined business of Jupiters and Breakwater primarily relating to rationalisation of the BIL Board and a reduction in public company costs such as general meeting costs, ASX fees, annual report costs and compliance with related party obligations.

For further information regarding Jupiters' intentions for Breakwater, refer to section  4.

4 JUPITERS' POST-TAKEOVER INTENTIONS

4.1 Jupiters' intentions

This section sets out the current intentions of Jupiters on the basis of the facts and information concerning Breakwater which are known to Jupiters as at the date of this Statement. A final decision regarding any particular course of action will only be made by Jupiters after all material facts and circumstances have been considered.

4.2 Compulsory Acquisition

The conditions to which the Offers are subject include, amongst other things, that during or at the end of the Offer Period:

(a) Jupiters and its associates have relevant interests in at least 90% (by number) of Breakwater Units; and

(b) Jupiters and its associates have acquired at least 75% (by number) of the Breakwater Units that are the subject of the Offers.

Upon satisfaction of the above conditions, and any other condition described in section  7.10 , Jupiters will be entitled to proceed under the Corporations Act to compulsorily acquire the Breakwater Units held by Breakwater Unitholders to whom Offers were made and who have not accepted those Offers.

If Jupiters becomes entitled to compulsorily acquire Breakwater Units under Part 6A.1 or Part 6A.2 of the Corporations Act (as a result of the acquisition of Breakwater Units under the Offer or otherwise), Jupiters intends to exercise those rights. If the minimum acceptance conditions listed above are not satisfied or Jupiters does not otherwise become entitled to compulsorily acquire the Breakwater Units from those Breakwater Unitholders who have not accepted Jupiters' Offers, Jupiters will not proceed with the Takeover Bid. See section  4.5 for details of Jupiters' intentions in these circumstances.

If either or both of the minimum acceptance conditions listed above are not satisfied, and Jupiters requires relief from a court or ASIC to become entitled to acquire Breakwater Units compulsorily under Part 6A.1 or Part 6A.2 of the Corporations Act, Jupiters may apply for that relief. If such an application is made and is successful, Jupiters will waive the relevant minimum acceptance condition or conditions and proceed with the Takeover Bid. In the event that any application which is made is unsuccessful, Jupiters will not proceed with the Takeover Bid.

If Jupiters becomes entitled to compulsorily acquire the Breakwater Units from those Breakwater Unitholders who have not accepted Jupiters' Offers, those unitholders will, in accordance with section 661C(2) of the Corporations Act, be entitled to elect whether they wish to receive the Cash Offer or the Share Alternative in consideration for the acquisition of their Breakwater Units. It is Jupiters' intention that the compulsory acquisition notices sent to dissenting Breakwater Unitholders pursuant to section 661B(1) of the Corporations Act will provide that those Breakwater Unitholders who have not made an election within the required timeframe will receive the Cash Offer in consideration for the acquisition of their Breakwater Units.

4.3 Operational intentions of Jupiters

If, as a consequence of the Offers, Jupiters and its associates have relevant interests in 100% of Breakwater Units and are the sole unitholders in Breakwater, the current intentions of Jupiters are as follows:

(a) Responsible Entity

Once Jupiters completes compulsory acquisition of the Breakwater Units, Breakwater will cease to be required to be registered as a managed investment scheme under Part 5C.1 of the Corporations Act. In such circumstances it is the current intention of Jupiters to take such action as is necessary to direct and enable the Responsible Entity to lodge with ASIC an application for deregistration of Breakwater as a managed investment scheme. If Breakwater is deregistered as a managed investment scheme, the Corporations Act will not require Breakwater to have a Responsible Entity. BIL will however continue as the trustee of Breakwater.

(b) Continuation of business of Breakwater

Jupiters currently intends to operate Jupiters Townsville and the other businesses of Breakwater broadly in the manner in which they are currently being conducted. Other than changes in staffing occurring in the ordinary course of business, Jupiters does not anticipate any reductions being made to staffing levels at Jupiters Townsville. Jupiters will:

(i) seek to rationalise areas of duplication, reduce costs and improve efficiency in the combined operation of Jupiters Townsville and Jupiters' existing businesses; and

(ii) consider whether there are benefits to Jupiters in continuing to hold the assets of Breakwater other than Jupiters Townsville and its interest in the Townsville Entertainment Centre.

Breakwater currently owns approximately 6.4 hectares of undeveloped land adjacent to the Jupiters Townsville site. The Responsible Entity has had discussions with the State of Queensland and the Townsville City Council regarding the future zoning of, and land-use alternatives for this land. Some preliminary discussions have also been held with the Townsville Port Authority in connection with a concept for the construction of a cruise ship terminal in close proximity to Breakwater's land. No development proposals have been formulated or a decision made by the Responsible Entity in connection with these discussions although development opportunities will be considered by Jupiters in the future.

(c) Management of Breakwater

If the Takeover Bid is successful, the Independent Directors of the Responsible Entity will not continue on the BIL Board. The existing nominees of Jupiters on the BIL Board will remain. The making or completion of the Takeover Bid will not result in any retirement benefits being paid to Jupiters' nominees on the BIL Board.

Three persons are currently employed by the Responsible Entity to support Breakwater's status as a listed trust and registered managed investment scheme. If Jupiters acquires a relevant interest in 100% of Breakwater Units, these positions will be redundant. However, if suitable positions become available in Jupiters' operations prior to the close of the Offer, Jupiters will offer to employ these persons.

4.4 Delist Breakwater

If Jupiters completes compulsory acquisition of the Breakwater Units that it does not own, Jupiters will apply for Breakwater to be removed from the official list of ASX.

4.5 Intentions if Jupiters does not acquire 100% of Breakwater

If Jupiters does not acquire sufficient Breakwater Units pursuant to the Offers to entitle it to proceed to compulsory acquisition of the remaining Breakwater Units, the Takeover Bid for Breakwater will not proceed.

If the Takeover Bid for Breakwater is unsuccessful, it is the current intention of Jupiters that the existing arrangements will continue as they are. However Jupiters considers that these arrangements are costly and restrict the opportunities for Jupiters to realise the full value of its investment in Breakwater. Accordingly, if Jupiters does not acquire relevant interests in 100% of Breakwater Units, it is Jupiters' intention to pursue the divestment of its interests in Breakwater and the Responsible Entity. In such circumstances Jupiters will give consideration to the manner in which this will be achieved. Options which Jupiters will consider include the sale of Jupiters' units in Breakwater, the sale of its shares in the Responsible Entity, the resignation of BIL as Responsible Entity of Breakwater or proposing a resolution for the winding up of Breakwater which will involve the sale of its assets.

5 FUNDING OF THE OFFER

The consideration for the acquisition of Breakwater Units to which the Offers relate will, depending on the level of acceptances received for the Cash Offer, be satisfied wholly or partially in cash and, if all the acceptances received are for the Cash Offer, the amount of cash required will be approximately $27.9 million.

Jupiters intends to fund this amount, and the expenses of the Takeover Bid, either from internal sources or by a drawdown of existing facilities. As at the date of this Statement Jupiters had sufficient cash on hand to meet the maximum consideration payable by it pursuant to the Offers.

In addition, Jupiters has an unsecured commercial bill and cash advance facility of $150 million with a bank syndicate comprising the Australian and New Zealand Banking Group Limited, the Bank of Western Australia Limited, BOS International (Australia) Limited and Westpac Banking Corporation. At the date of this Statement, Jupiters has approximately $130 million undrawn under this facility. There are no material pre-conditions to a drawdown of the funds necessary to meet the maximum consideration payable pursuant to the Offers. The facility will be available for the entire Offer Period. In addition to the syndicated facility, Jupiters has access to a commercial bill and cash advance standby facility of $50 million provided by the Australian and New Zealand Banking Group Limited. As at the date of this Statement, Jupiters has $38 million undrawn under this facility. If the total drawdown under the standby facility exceeds $25 million, the Australian and New Zealand Banking Group Limited will be required to provide its prior approval to the purpose of the drawing. Otherwise the terms of this facility do not have any material pre-conditions to a drawdown of funds. The facility will be available for the entire Offer Period. The funds available under the unsecured commercial bill facility and cash advance and commercial bill and cash advance standby facility are also sufficient to meet the maximum consideration payable by Jupiters pursuant to the Offers.

6 THE EFFECT ON JUPITERS OF THE OFFER OF JUPITERS SHARES

6.1 Issued shares and other securities

As at the date of this Statement the issued securities of Jupiters are:

(a) 201,345,729 Jupiters Shares;

(b) 1,584,750 Jupiters Options; and

(c) 1,901,735 Jupiters RPS.

The Offer will not affect the number of Jupiters Options or Jupiters RPS on issue. If the consideration for the acquisition of all Breakwater Units under the Offer is satisfied by issuing Jupiters Shares, the number of Jupiters Shares on issue will, subject to adjustments for rounding, increase by approximately 4.9 million.

6.2 Pro forma consolidated statement of financial position

Breakwater's financial statements are consolidated with Jupiters' financial statements.

Set out below for the purposes of illustration only are summary pro forma consolidated statements of financial position of Jupiters as if Jupiters had acquired 100% of Breakwater on 30 June 2002 assuming:

(a) 100% acceptance of the Cash Offer; and

(b) 100% acceptance of the Share Alternative.

The summary consolidated statements of financial position have been compiled using extracts from the audited financial statements of Jupiters and Breakwater for the year ended 30 June 2002.

$ million	Jupiters Actual	Cash Offer Pro forma	Share Alternative Pro Forma
As at 30 June 2002

Cash	85.3	56.4	84.3
Other Current Assets	43.1	43.1	43.1
Non Current Assets	939.0	938.6	938.6

Total Assets	1,067.4	1,038.1	1,066.0

Total Debt	433.5	433.5	433.5
Current Liabilities	151.4	151.4	151.4
Other Liabilities	13.0	13.0	13.0

Total Liabilities	597.9	597.9	597.9

Net Assets	469.5	440.2	468.1

Equity Attributable to Members of the Parent Entity	438.1	440.2	468.1
Outside Equity Interests	31.4	0.0	0.0

Total Equity	469.5	440.2	468.1

The following assumptions were made in preparing the above pro forma calculations:

(a) the 52.5% ownership interest in Breakwater to be acquired by Jupiters under this Offer has been consolidated as a separate acquisition on 30 June 2002 in addition to the existing 47.5% interest in Breakwater owned by Jupiters which was consolidated on a previous date.

(b) the carrying values of the net assets per the audited financial statements of Breakwater as at 30 June 2002 approximate fair value. Both Breakwater and Jupiters carry their property, plant and equipment at cost and do not adjust those carrying values unless they exceed such valuation. Note 11 to Breakwater's 30 June 2002 Financial Report refers to a valuation carried out on 31 December 2001, which values the property, plant and equipment at more than their carrying value. Had the valuation been recognised by Breakwater at 30 June 2002, net assets (and total equity) would increase by $4.1 million in both the Cash Offer pro forma and Share Alternative pro forma above.

(c) the fair value of the 52.5% ownership interest in the identifiable net assets of Breakwater to be acquired by Jupiters under this Offer approximates the consideration payable by Jupiters resulting in a nominal discount on acquisition.

(d) transaction costs are funded from existing cash reserves.

6.3 Current Trading and General Outlook

(a) Jupiters

For the year ended 30 June 2002, Jupiters' Conrad Jupiters and Conrad Treasury hotels and casinos had a difficult year following the collapse of Ansett and the events of September 11. These external factors were exacerbated by poor gaming machine performances in those properties and in Jupiters Townsville. There were a number of causes for that poor performance, including new regulations restricting larger denomination banknotes, delays in the introduction of new gaming machines and increased competition from hotels and clubs. These factors had a significantly greater impact in the second half of the year ended 30 June 2002 as demonstrated by the earnings per share ("eps") data that follows.

Although the improvement in gaming machine performance in the September 2002 quarter from the June 2002 quarter is encouraging, the rate of recovery is unlikely to be sufficient to prevent profit after tax for the half year ending December 2002 being down approximately 11% relative to the prior corresponding period ("pcp").

For the six months ended 31 December 2001, Jupiters reported normalised eps of 18 cents. The six months ended 30 June 2002 saw normalised eps at 14.2 cents. The Company is expecting to report normalised eps for the six months ending 31 December 2002 of between 15 and 16 cents.

Despite the September 2002 quarter hotel revenues increasing over both the September 2001 and June 2002 quarters, the outlook for Jupiters' Conrad Jupiters and Conrad Treasury hotels and casinos remains uncertain with world events impacting heavily on inbound tourism and both the international and domestic meetings and conventions market.

Gaming machines recorded total revenue growth of approximately 5% in the September 2002 quarter over the June 2002 quarter across both of Jupiters' casinos and Jupiters Townsville.

International commission business win rates at Jupiters' casinos have been slightly above the theoretical level since 30 June 2002 and front money has increased almost 9% over pcp.

Despite the fact that July 2002 was a very slow month for sports betting following the soccer world cup, Centrebet, Jupiters international sports betting operation, continued to grow strongly during the September 2002 quarter. Turnover has increased approximately 22% and revenue approximately 34%, aided by a slightly higher win rate than pcp.

Revenues in the September 2002 quarter from wide area operations, which includes keno in New South Wales and Queensland and gaming machine monitoring in Queensland, increased 14% compared to pcp.

Construction of the Gold Coast Convention & Exhibition Centre is slightly ahead of schedule with no significant deviations from budget. The centre is expected to open in mid 2004.

(b) Breakwater

For the year ended 30 June 2002 Breakwater reported a net operating profit after tax of $1,690,858, representing a decrease of 53.8% on the result for the year ended 30 June 2001.

The 30 June 2002 results were reported by Breakwater in its 2002 Annual Report to be impacted by:

(i) events in the United States of America;

(ii) the collapse of Ansett Airlines;

(iii) the introduction of restrictions on note acceptors for gaming machines in December 2001;

(iv) increased numbers of gaming machines in Clubs in the Townsville region;

(v) the worsening drought which is having very adverse effects on the sugar industry which is already suffering from low world sugar prices; and

(vi) one-off events, namely a write-down of plant and equipment following a review of the carrying values of non-current assets and a directors' retirement provision relating to prior year's service, the combined after-tax implications of which were $527,982. The impact of these negative factors was partially offset by cost saving initiatives taken throughout the year, thereby minimising the effect on net profit.

Breakwater's 2002 Annual Report states:

(i) that the outlook for Jupiters Townsville's primary market for the 2003 financial year is forecast to be better than the previous corresponding period.

(ii) the new gaming machine monitoring system and gaming machine product were installed and operated at the beginning of July 2002. Initial results suggest that the declining trend in casino revenue has been arrested and Jupiters Townsville now has more competitive gaming machine product. Following the installation of the new gaming machines, Jupiters Townsville's marketing efforts are expected to result in increased market share.

(iii) the food and beverage initiatives undertaken in the first half of calendar year 2002 have resulted in increased trading and revenue.

(iv) airline capacity into Townsville from Brisbane is now estimated to be 90% of the pre_Ansett collapse levels. Virgin Blue now has two flights per day from Brisbane and Alliance six flights per week. Qantas has introduced nine flights (or about 1,150 seats) a week from Sydney. This results in more seats now from Sydney and Brisbane than prior to the Ansett collapse.

(v) recent reports indicate that the deterioration in the economic climate for the region has bottomed out and that confidence has begun to grow across the Townsville business community. This increase in business confidence will have a flow on effect to Breakwater's activities.

At Breakwater's annual general meeting of shareholders on 24 October 2002, the Chairman's address included an update of Breakwater's trading for the September 2002 quarter. A summary of the address is included in the Target's Statement and was released to the market.

6.4 Effect on Earnings per Share

Jupiters expects the acquisition of 100% of Breakwater to have an immaterial effect on Jupiters' earnings per share both on a pre- and post- goodwill amortisation basis in the first full year (2004 financial year). Breakwater's financial statements are consolidated with Jupiters' financial statements.

7 JUPITERS' OFFER

7.1 Terms of Offer

(a) Jupiters offers to acquire all your Breakwater Units subject to the terms and conditions set out in this Offer. The Offer extends to all Breakwater Units that are on issue as at the Record Date.

(b) As consideration for the acquisition of all your Breakwater Units, Jupiters offers you either:

(i) $0.37 cash for each of your Breakwater Units; or

(ii) two Jupiters Shares for every 31 of your Breakwater Units.

(c) Jupiters Offer is final and will not be increased.

(d) Jupiters Shares to be issued as consideration for the acquisition of your Breakwater Units under this Offer will be issued credited as fully paid and will rank equally in all respects with, and confer identical rights to, existing Jupiters Shares (including rights to dividends the entitlement to which is determined after allotment).

(e) Jupiters has been admitted to the Official List of ASX and existing fully paid Jupiters Shares have been granted quotation on ASX. Jupiters will apply to ASX within seven days after the start of the Bid Period for admission to quotation on ASX of the Jupiters Shares that will be issued as consideration for the acquisition of your Breakwater Units under this Offer.

(f) You may only accept this Offer in respect of all of your Breakwater Units.

(g) It is a term of this Offer that Jupiters will be entitled to all Rights attaching to or arising from Breakwater Units acquired by Jupiters as a result of this Offer.

(h) Offers on terms and conditions identical to those contained in this Offer have been sent or will be sent to all holders of Breakwater Units, registered as such in the register of members of Breakwater at 10.00 pm (Brisbane time) on the Record Date.

7.2 Offer Period

(a) Unless withdrawn, this Offer will remain open for acceptance during the period commencing on the date of this Offer, Friday, 8 November 2002, and ending at 7.00 pm (Brisbane time) on Monday, 9 December 2002.

(b) Jupiters expressly reserves its right under section 650C of the Corporations Act to extend the period during which this Offer remains open for acceptance or to otherwise vary this Offer.

7.3 Who may accept this Offer

(a) This Offer is made to you as the holder of your Breakwater Units.

(b) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be registered as, the holder of some or all of your Breakwater Units (the "transferred units"):

(i) a corresponding Offer is deemed to have been made to that other person in respect of the transferred units;

(ii) a corresponding Offer is deemed to have been made to you in respect of your Breakwater Units other than the transferred units; and

(iii) this Offer is deemed to have been withdrawn.

(c) If at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of your Breakwater Units as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act:

(i) the Offer shall be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of your Breakwater Units including any parcel that you hold in your own right; and

(ii) an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Jupiters a notice which:

(A) indicates that your Breakwater Units consist of distinct parcels;

(B) if it relates to Breakwater Units in a CHESS Holding, is in an electronic form approved by the SCH Business Rules; and

(C) if it relates to Breakwater Units held in an Issuer Sponsored Holding, is in writing,

and the acceptance indicates the number of your Breakwater Units in the distinct parcel to which the acceptance relates.

You may at the one time accept two or more such corresponding Offers as if they were a single offer in relation to a distinct parcel of Breakwater Units.

7.4 How to accept this Offer

You may accept this Offer at any time during the Offer Period, in the manner provided in this section. You will receive the Cash Offer unless you nominate on the Acceptance Form that you accept the Share Alternative.

(a) If your Breakwater Units are held in an Issuer Sponsored Holding

(i) If your Breakwater Units are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

Jupiters Limited
C/- Computershare Investor Services Pty Limited
Reply Paid 523
Brisbane QLD 4000

or:

Jupiters Limited
C/- Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queens Street
Brisbane QLD 4000

The Acceptance Form and any associated documents must be received by Jupiters before the end of the Offer Period.

A reply paid envelope is enclosed for your convenience.

(ii) Acceptance shall be deemed to have been effected when, subject to section  7.4(c), the duly completed Acceptance Form has been received by Jupiters at one of the addresses listed in section  7.4(a)(i).

(b) If your Breakwater Units are held in a CHESS Holding

If your Breakwater Units are in a CHESS Holding (that is you are sponsored by a Broker or you are a Non Broker Participant), then acceptance of this Offer can only be made in accordance with the SCH Business Rules by either:

(i) instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

(ii) completing and signing the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions to Jupiters at the addresses listed in section  7.4(a)(i) before the end of the Offer Period; or

(iii) if you are a Broker or a Non Broker Participant, initiating acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

By accepting the Offer in the manner outlined in section  7.4(b)(ii) you authorise Jupiters to instruct your Controlling Participant to initiate acceptance of the Offer on your behalf in accordance with Rule 16.3 of the SCH Business Rules. You may not accept the Offer pursuant to section  7.4(b)(ii) if you are a Broker or a Non Broker Participant.

(c) Jupiters may at any time deem any Acceptance Form received by it to be a valid acceptance although they receive a facsimile copy of the Acceptance Form rather than the original or although any of the other requirements for acceptance have not been complied with, but no payment or issue of Jupiters Shares need be made by Jupiters until the required documents have been received.

(d) If some of your Breakwater Units are in an Issuer Sponsored Holding, and some of your Breakwater Units are in a CHESS Holding, your acceptance of the Offer will require action under both sections  7.4(a) and 7.4(b) in relation to the separate portions of your Breakwater Units.

(e) If your Acceptance Form is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the expiry of the Offer Period (even if it is received after that date).

7.5 The effect of acceptance

By accepting this Offer in accordance with section  7.4, you will have:

(a) accepted this Offer irrevocably in accordance with its terms and conditions in respect of all your Breakwater Units;

(b) agreed to transfer to Jupiters your Breakwater Units subject to the Offer being declared free from the conditions set out in section  7.10 or such conditions being satisfied and, if you accept the Share Alternative, subject to the conditions referred to in section  7.11 being satisfied;

(c) irrevocably authorised Jupiters by any Director, servant or agent, jointly and severally, to complete the Acceptance Form (if applicable) by rectifying any errors in or omissions from it, as may be necessary, to make it an effectual acceptance of this Offer or to enable registration of the transfer of your Breakwater Units to Jupiters;

(d) represented and warranted to Jupiters that all Breakwater Units acquired by Jupiters as a result of your acceptance of this Offer will, both at the time of your acceptance and at the time of registration of the transfer to Jupiters, be fully paid up and free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind, and that you have full power and authority to sell your Breakwater Units;

(e) represented and warranted to, and agreed with Jupiters that your Breakwater Units in respect of which you have accepted this Offer will be acquired by Jupiters with all Rights and that you will execute all instruments as Jupiters may require for the purpose of vesting in it any Rights;

(f) irrevocably authorised and directed the Responsible Entity to pay to Jupiters or to account to Jupiters all Rights, subject to any Rights received by Jupiters being accounted for by Jupiters to you in the event that this Offer is withdrawn, or the contract resulting from your acceptance of this Offer is rendered void under section  7.10(h);

(g) except where Rights have been paid or accounted for under section  7.5(f), irrevocably authorised Jupiters to deduct from the consideration payable in respect of your Breakwater Units, the amount of all Rights or where the Rights take a non-cash form, an amount equal to the value of those Rights (as reasonably assessed by Jupiters);

(h) represented and warranted to Jupiters that, unless you have provided notice in accordance with section  7.3(c), your Breakwater Units do not consist of distinct portions of Breakwater Units;

(i) irrevocably appointed any Director, jointly and severally, as your proxy to attend and vote in respect of your Breakwater Units in respect of which you have accepted this Offer, at any meeting of Breakwater Unitholders held from the time that the contract resulting from your acceptance of this Offer is or becomes unconditional until Jupiters is registered as the holder of your Breakwater Units in respect of which you have accepted this Offer;

(j) irrevocably appointed any Director, jointly and severally, from the time that the contract resulting from acceptance of this Offer is or becomes unconditional, as your attorney in your name and on your behalf:

(i) to execute and deliver all forms, transfers, assignments, notices and instruments (including instruments appointing a Director as a proxy in respect of all or any of your Breakwater Units in respect of which you have accepted this Offer and any application to Breakwater for a replacement certificate in respect of any certificate which has been lost or destroyed) and exercise any voting rights attaching to your Breakwater Units;

(ii) generally to exercise all your powers and rights in relation to your Breakwater Units in respect of which you have accepted this Offer including, but not limited to, the power to requisition or join in requisitioning of a meeting of Breakwater Unitholders in accordance with Breakwater's Constitution or sections 252B, 252C or 252D of the Corporations Act and to consent to short notice of any meeting of Breakwater Unitholders; and

(iii) to request the Responsible Entity to register in the name of Jupiters or its nominee your Breakwater Units in respect of which you have accepted this Offer which you hold on any register of Breakwater, and in exercising the powers conferred by this power of attorney a Director will be entitled to act in the interests of Jupiters as the beneficial owner and intended registered holder of your Breakwater Units in respect of which you have accepted this Offer;

(k) irrevocably authorised Jupiters to notify the Responsible Entity on your behalf that your address for the purpose of serving notices upon you in respect of your Breakwater Units in respect of which you have accepted this Offer is the address of Jupiters, being Level 9, Niecon Tower, 17 Victoria Avenue, Broadbeach, Queensland, 4218 and that all such notices are to be marked care of Jupiters and to have directed the Responsible Entity to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlement and other communications and documents of any kind in respect of those Breakwater Units to Jupiters at that address; and

(l) irrevocably authorised and directed any Director, jointly and severally, in respect of any of your Breakwater Units which are held in a CHESS Holding, to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Breakwater Units in accordance with the SCH Business Rules; and

(ii) give any other instructions in relation to those Breakwater Units to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant, as determined by Jupiters acting in its own interests as a beneficial owner and intended registered holder of your Breakwater Units in respect of which you have accepted this Offer; and

(m) if you accept the Share Alternative, agreed to become a member of Jupiters and to subscribe for the Jupiters Shares to be issued to you as consideration for the acquisition of your Breakwater Units and to authorise Jupiters to place in its register of member your name and other details required by the Corporations Act in respect of the Jupiters Shares to be issued to you.

7.6 Distributions and other entitlements

(a) Jupiters will be entitled to all Rights declared, paid, made or which may arise or accrue on or after the date of this Statement in respect of Breakwater Units which it acquires as a result of this Offer.

(b) If any Rights to which Jupiters is entitled under section  7.6(a) arise, accrue or are declared, paid or made in cash to you as the holder of your Breakwater Units and if such Rights are not paid to Jupiters, Jupiters will be entitled to reduce the consideration specified in section  7.1(b) of this Offer by the amount equal to the value, as reasonably assessed by Jupiters, of such Rights.

(c) If any non-cash Rights to which Jupiters is entitled under section  7.6(a) arise, accrue or are issued or made to you as the holder of your Breakwater Units and if such Rights are not transferred to Jupiters, Jupiters will be entitled to reduce the consideration specified in section  7.1(b) of this Offer by an amount equal to the value, as reasonably assessed by Jupiters, of such non-cash Rights.

7.7 Satisfaction of Jupiters' obligations

(a) If you accept this Offer and your acceptance complies with section  7.4 or Jupiters determines to treat your acceptance as valid, Jupiters will:

(i) if you accept the Cash Offer, pay you the consideration to which you are entitled on acceptance of this Offer by cheque (or otherwise as determined by Jupiters) in Australian currency. Cheques will be sent to the address on the Acceptance Form by pre-paid ordinary mail or, if you have an overseas address, by pre-paid airmail; or

(ii) if you accept the Share Alternative, issue to you the Jupiters Shares to which you are entitled on acceptance of this Offer.

(b) Subject to section  7.7(c), Jupiters will pay you the consideration or issue you the Jupiters Shares to which you are entitled on acceptance of this Offer on or before the earlier of:

(i) 21 days after the end of the Offer Period; or

(ii) one month after the first day both of the following apply:

(A) this Offer has been validly accepted by you; and

(B) this Offer or the contract resulting from your acceptance of this Offer has become unconditional.

(c) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, Jupiters will pay you the consideration or issue you the Jupiters Shares to which you are entitled in accordance with section  7.7(b);

(ii) if that document is given after acceptance and before the end of the Offer Period while the Offer is subject to a defeating condition, Jupiters will pay you the consideration or issue you the Jupiters Shares to which you are entitled by the end of whichever of the following periods ends earlier:

(A) one month after the contract resulting from acceptance of this Offer becomes unconditional; or

(B) 21 days after the end of the Offer Period;

(iii) if that document is given after acceptance and before the end of the Offer Period while the Offer is not subject to a defeating condition, Jupiters will pay you the consideration or issue you the Jupiters Shares to which you are entitled by the end of whichever of the following periods ends earlier:

(A) one month after that document is given; or

(B) 21 days after the end of the Offer Period; or

(iv) subject to section  7.7(c)(v), if that document is given after acceptance and after the end of the Offer Period, Jupiters will pay you the consideration or issue you the Jupiters Shares to which you are entitled within 21 days after that document is given, but if at the time the document is given the Offer is still subject to a condition which relates only to the occurrence of a Prescribed Occurrence, within 21 days after the Offer becomes unconditional; or

(v) if that document is not provided to Jupiters within one month after the end of the Offer Period, Jupiters may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.

(d) Subject to section  7.9, if you accept the Share Alternative, Jupiters will issue you the Jupiters Shares and forward the statement of holding in respect of those Jupiters Shares to you at your address as shown in the Acceptance Form.

7.8 New Zealand unitholders

If you are a New Zealand holder of Breakwater Units, you are able to accept this Offer and receive Jupiters Shares.

Jupiters Shares will be offered in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand). This notice exempts Jupiters from the investment statement and prospectus requirements of the Securities Act 1978 and the Securities Regulations 1983. Jupiters Shares are listed on ASX.

7.9 Foreign Unitholders

(a) Application of this clause

This section  7.9 applies to foreign unitholders of Breakwater other than New Zealand residents. New Zealand residents unitholders of Breakwater should refer to section  7.8.

(b) Foreign Unitholders

If you are (or are acting on behalf of) a citizen or a resident of a jurisdiction other than Australia, or your address as shown in the register of unitholders of Breakwater is a place outside Australia and its external territories, or you are acting on behalf of such a person and Jupiters is prevented from lawfully making the Share Alternative Offer to you or it is unlawful for you to accept the Share Alternative Offer by the law of that place, then you will not be entitled to receive Jupiters Shares if you accept the Share Alternative and you will be a "Foreign Unitholder" for the purposes of this section  7.9. You will be entitled to accept the Cash Offer. Jupiters recommends that Foreign Unitholders consider accepting the Cash Offer.

(c) Nominee sale

If you are a Foreign Unitholder and you accept the Share Alternative, Jupiters will arrange for a nominee sale in accordance with section  7.9(e).

(d) US persons

Generally, if you are (and, to the extent you are acting on behalf of another person, if that other person is) located in the United States or you are (or that other person is) a "US person", as defined in Regulation S under the US Securities Act, you will be a Foreign Unitholder for the purposes of this section  7.9.

(e) Proceeds of nominee sale

If you are subject to the restrictions in section  7.9(a) and you accept the Share Alternative Jupiters will:

(i) issue to a nominee approved by ASIC ("Nominee"), all Jupiters Shares to which you and all other Foreign Unitholders would have been entitled under section  7.7 but for this section  7.9 ("Nominee Units");

(ii) cause the Nominee to offer the Nominee Units for sale in such manner, at such price and on such other terms and conditions as ASX approves;

(iii) cause the Nominee to pay to you the amount ascertained in accordance with the formula:

Net Proceeds of Sale	X	TJS_
TNU

Where

"Net Proceeds of Sale" is the amount (if any) remaining after deducting from the proceeds of sale of all Nominee Units the expenses of the sale

"3TJS" is the number of Jupiters Shares which would have been issued to you under section  7.7 but for this section  7.9

"3TNU" is the total number of Nominee Units

Payment will be made in Australian dollars, or if this is unlawful, the currency of the country of residence of the Foreign Unitholder as shown in the register of members of Breakwater. However, if at the time for payment you are a resident in or of a place outside Australia to which payment cannot be made unless an authority or clearance of the Reserve Bank of Australia (whether under the Banking (Foreign Exchange) Regulations or otherwise), or of the Australian Taxation Office, has been obtained, then payment will not be made until all such authorities or clearances have been obtained by you.

7.10 Conditions of Offer

(a) This Offer and the contract resulting from acceptance of it are subject to the condition that Jupiters will not be obliged to complete the acquisition of any of your Breakwater Units unless:

(i) during or at the end of the Offer Period:

(A) Jupiters and its associates have relevant interests in at least 90% (by number) of Breakwater Units; and

(B) Jupiters and its associates have acquired at least 75% (by number) of the Breakwater Units that are the subject of the Offers;

(ii) before the end of the Offer Period Jupiters receives all regulatory approvals required from any Government Agency to complete the acquisition of Breakwater Units, including the approval of the Minister, pursuant to clause 42(h) of the Casino Agreement, to Jupiters having a relevant interest in 100% of the Breakwater Units; and

(iii) during the period commencing on the Announcement Date and ending at the end of the Offer Period the Responsible Entity:

(A) conducts its and Breakwater's business in the ordinary and usual course;

(B) does not make any change in the conduct of its or Breakwater's business which has a material adverse effect on the business, undertaking, property, investments or prospects of Breakwater;

(C) does not execute or give, or agree to execute or give, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of the business, undertaking, property or investments of Breakwater;

(D) does not sell, transfer, assign, surrender, lease or give a licence over or otherwise dispose of or place under option all, or a substantial part, of the business, undertaking, property or investments of Breakwater or agree to do any such thing;

(E) does not release, discharge or modify any major or substantial obligation of any person to it or agree to do any such thing;

(F) does not agree to, consent to, or permit the variation, modification or termination of any material agreement to which it is a party;

(G) does not vary, or agree to vary, the terms on which it provides services to Breakwater;

(H) does not enter into, or agree to enter into, any onerous or long term contract or commitment, or any contingent liability, otherwise than in the ordinary and usual course of business;

(I) does not borrow any moneys, raise other financial accommodation or materially increase any secured or unsecured liability, or agree to do any such thing other than as disclosed as at the date of this Statement;

(J) does not redeem, or agree to redeem, units, options or other interests in Breakwater or make, or agree to make, a withdrawal offer to any members inviting members to withdraw from Breakwater;

(K) does not declare, pay or distribute any income or capital of Breakwater other than as disclosed as at the date of this Statement; and

(L) does not retire as Responsible Entity.

(b) This Offer and the contract resulting from acceptance of it are subject to the condition that Jupiters will not be obliged to complete the acquisition of any of your Breakwater Units if:

(i) during the period commencing on the Announcement Date and ending at the end of the Offer Period, a Prescribed Occurrence happens;

(ii) during the period commencing on the Announcement Date and ending at the end of the Offer Period a bidder's statement detailing a Superior Bid for Breakwater Units is despatched to any Breakwater Unitholder or a Superior Bid is announced;

(iii) during the period commencing on the Announcement Date and ending at the end of the Offer Period:

(A) there is in effect any preliminary or final decision, order or decree issued by a Public Authority;

(B) an action or investigation is instituted, or has been threatened by any Public Authority; or

(C) an application is made to any Public Authority;

which has or could reasonably be expected to have a material adverse effect on Breakwater, its assets or its business;

(iv) during the period commencing on the Announcement Date and ending at the end of the Offer Period, a material adverse change occurs in the business, financial or trading position or condition, assets or liabilities, profitability or prospects of Breakwater or any entity it controls excluding changes which are known to Jupiters prior to the Announcement Date or ought reasonably have been known to or anticipated by Jupiters prior to the Announcement Date as manager of Jupiters Townsville;

(v) during the period commencing on the Announcement Date and ending at the end of the Offer Period any one or more of the following occur:

(A) Breakwater is terminated or deregistered as a managed investment scheme under the Corporations Act;

(B) action is taken by any person to terminate or deregister, or cause the termination or deregistration of Breakwater as a managed investment scheme under the Corporations Act;

(C) a receiver or receiver and manager is appointed in relation to the whole, or a substantial part, of the property of Breakwater;

(D) the members of Breakwater pass an ordinary resolution (as defined in Breakwater's Constitution), special resolution (as defined in the Corporations Act) or extraordinary resolution (as defined in the Corporations Act) in relation to Breakwater, or a meeting of members is convened to consider passing any such resolution other than a resolution passed at the Annual General Meeting of Breakwater to be held on 24 October 2002;

(vi) during the period commencing on the Announcement Date and ending at the end of the Offer Period, the ASX 200 Index published by ASX closes at a level that is 10% or more below the level at the Announcement Date for three consecutive trading days (On the Announcement Date the ASX 200 Index closed at 2940.0 points); or

(vii) during the period commencing on the Announcement Date and ending at the end of the Offer Period, the ASX 200 Index published by ASX closes at a level that is 15% or more below the level at the Announcement Date on any trading day. (On the Announcement Date the ASX 200 Index closed at 2940.0 points.)

(c) Each of the conditions contained in sections  7.10(a) and 7.10(b) and each condition which is a Prescribed Occurrence:

(i) constitutes and shall be construed as a separate, several and distinct condition; and

(ii) until the expiration of the Offer Period will be for the benefit of Jupiters alone and may be relied upon only by Jupiters.

(d) Jupiters shall not be entitled to rely on any of the conditions contained in sections 7.10(a)(iii) and 7.10(b)(i), (iii), (iv) and (v) to the extent that it relates to the happening of an event that is within the sole control of, or is as a direct result of action by Jupiters (acting either alone or with its associates) or an associate of Jupiters and for the purposes of this section, the associate reference shall be read subject to section 629(2) of the Corporations Act.

(e) Subject to the provisions of the Corporations Act, the conditions in sections  7.10(a) and 7.10(b) are conditions subsequent. The breach or non-fulfilment of any such condition will not prevent a contract arising from acceptance of this Offer but entitles Jupiters, by written notice to you, to rescind the contract resulting from your acceptance of the Offer if a condition is not met or otherwise waived by Jupiters. The conditions will not merge on completion of any contract arising from acceptance of this Offer.

(f) It is a term of this Offer that Jupiters may, subject to and in accordance with the Corporations Act, declare this Offer and all other Offers and all contracts formed by acceptance of such Offers, to be free from the conditions in sections  7.10(a) and 7.10(b) or any one or more of them or any part of them. Any declaration made under this section may be made at any time by Jupiters in its sole discretion but in compliance with the Corporations Act.

(g) Jupiters will give notice on the status of the conditions in sections  7.10(a) and 7.10(b) in accordance with section 630(1) of the Corporations Act on Monday, 2 December 2002, subject to extension in accordance with section 630(2) if the Offer Period is extended.

(h) The breach or non-fulfilment of any of the conditions in sections  7.10(a) and 7.10(b) does not prevent a contract arising to acquire your Breakwater Units resulting from your acceptance of this Offer but, if in respect of any condition in sections  7.10(a) and 7.10(b):

(i) Jupiters has not declared this Offer and all other Offers made by Jupiters to be free from that condition within the period applicable under section 650F(1) of the Corporations Act; and

(ii) that condition has not been fulfilled at the end of the Offer Period,

all contracts resulting from the acceptance of Offers and all acceptances that have not resulted in binding contracts are void. In that event Jupiters will return the Acceptance Form together with all documents to the address shown in the Acceptance Form and notify SCH of the lapse of the Offers in accordance with Rule 16.8 of the SCH Business Rules.

(i) In determining whether the 90% condition in section  7.10(a)(i)(A) is met, any relevant interest that Jupiters has merely because of the operation of section 608(3) of the Corporations Act (relevant interests from holding a 20% or greater voting power in any body corporate) will be disregarded.

(j) In determining whether the 75% condition in section  7.10(a)(i)(B) is met, Breakwater Units in which Jupiters or its associates have a relevant interest at the date of the first Offer or which are issued to an associate of Jupiters during the Offer Period are to be excluded from the calculation of the number of Breakwater Units acquired and from the number of Breakwater Units Jupiters offered to acquire.

7.11 ASX Quotation

Since:

(a) the consideration offered under this Offer includes Jupiters Shares; and

(b) this Offer states that Jupiters will apply to ASX within seven days after the start of the Bid Period for admission of the Jupiters Shares to quotation on ASX stock market,

the following rules apply under section 625(3) of the Corporations Act:

(c) this Offer is subject to a condition that:

(i) an application for admission to quotation will be made within seven days after the start of the Bid Period; and

(ii) permission for admission to quotation will be granted no later than seven days after the end of the Bid Period;

(d) this Offer may not be freed from this condition.

The condition referred to in this section  7.11 is not a defeating condition under the Corporations Act.

7.12 Withdrawal of Offer

Jupiters may withdraw this Offer at any time with the written consent of ASIC and subject to the conditions (if any) in that consent.

7.13 Variation

Jupiters may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

7.14 No stamp duty or other costs

No stamp duty is payable on the transfer of your Breakwater Units to Jupiters. No brokerage is payable by you if you accept this Offer.

8 RIGHTS AND LIABILITIES ATTACHED TO JUPITERS SHARES

The following is a summary (though not an exhaustive or definitive statement) of the rights, privileges and restrictions which currently attach to Jupiters Shares under the constitution of Jupiters ("Constitution") and which will attach to the Jupiters Shares issued under the Offer. A copy of the Constitution is available for inspection at Jupiters' office at Level 9, Niecon Tower, 17 Victoria Avenue, Broadbeach, Queensland, 4218 during normal office hours.

(a) Each shareholder is entitled to receive notice of, and attend personally, by proxy, attorney or representative, any general meeting of Jupiters.

(b) At a general meeting, each shareholder has one vote on a show of hands. On a poll, each shareholder has one vote for each fully paid share and, in the case of partly paid shares, that fraction of a vote equivalent to the proportion which the amount paid up on that shareholder's share bears to the total issue price of the share.

(c) Subject to any special rights or restrictions attached to any shares, the profits of Jupiters which the Directors may from time to time declare as dividends are divisible amongst the shareholders in proportion to the amount paid up on shares held by them.

(d) If Jupiters is wound up, shareholders will participate in any excess assets of Jupiters in proportion to the capital paid up on the shares held by them at the commencement of the winding up.

(e) Subject to the Constitution, the Corporations Act and the Listing Rules, ordinary shares are transferable.

(f) The Directors may, subject to the provisions of the Constitution, the Corporations Act and the Listing Rules allot, grant options over, or otherwise deal with or dispose of, shares in Jupiters on such terms and conditions as the Directors think fit.

(g) The Directors are only entitled to issue voting shares with the prior approval of the Governor-in-Council except in the case of a pro-rata offer of shares to existing holders of shares of a class which is already on issue by Jupiters or an issue of voting shares pursuant to the terms of any non-voting or convertible securities the prior issue of which has been approved by the Minister.

(h) The Constitution provides that no person may control more than 5% of the voting power in Jupiters except with the prior approval in writing of the Minister and no person may control more than 10% of the voting power in Jupiters unless:

(i) they control more than 90% of the voting power in Jupiters;

(ii) within 3 months of the date upon which they control 90% of the voting power, they have a relevant interest in 100% of the total number of issued voting shares and securities convertible into voting shares; and

(iii) they have the approval of the Governor-in-Council to the acquisition of the aforementioned interests.

The Constitution requires the Directors to:

(i) request a shareholder to divest itself of such shares as may be necessary to give effect to the restrictions referred to above; and

(ii) refuse to register a transfer of shares, which Jupiters is aware will result in a breach of the restrictions referred to above.

If a shareholder does not comply with a request of the Directors to divest itself of a specified number of shares, the Directors can sell the shares on behalf of the shareholder.

(i) The Constitution provides that the Directors may require the production of a statutory declaration from any shareholder setting out the name and address of any person who has a relevant interest in shares in Jupiters held by the shareholder and full particulars of that relevant interest. The Constitution allows the Directors to require a shareholder who fails to provide a statutory declaration in the required timeframe to divest itself of such number of shares as the Directors consider appropriate. If the shareholder does not divest itself of the shares, the Directors can sell the shares on behalf of the shareholder.

(j) The Constitution contains provisions whereby the Directors can require a shareholder to divest itself of shares in the event that the Minister or Governor-in-Council so directs. If the shareholder does not divest itself of the shares, the Directors can sell the shares on behalf of the shareholder.

(k) If the Directors have exercised their divestment power, upon the issue of a notice of divestment, rights to vote on the shares subject to the divestment notice are suspended until the shares have been disposed of. If on receipt of a divestment notice the holder of the shares transfers them to a trustee approved of by the Minister, any rights to vote attaching to those shares may be exercised by the trustee.

(l) Shareholders may from time to time, by special resolution, vary the rights conferred on holders of any of the issued shares or vary the provisions of the Constitution.

9 DISCLOSING ENTITY

For the purposes of section 713 of the Corporations Act Jupiters is a "disclosing entity" under the Corporations Act and as such is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

Copies of documents lodged with ASIC by or in relation to Jupiters, not being a document referred to in section 1274(2)(a) of the Corporations Act, may be obtained from or inspected at an ASIC office.

At any time during the Bid Period, any person may apply for, and Jupiters will provide, a copy of the following documents free of charge:

(a) the annual financial report of Jupiters for the year ended 30 June 2002 being the annual financial report most recently lodged with ASIC; and

(b) any continuous disclosure notice given by Jupiters to ASX after the lodgment of the annual financial report of Jupiters for the year ended 30 June 2002 with ASIC and before lodgment of this Statement with ASIC, including:

Date	Details of Notice
07/10/02	Jupiters recommended takeover offer for Breakwater at 37 cents per Unit
17/10/02	Financial Performance & Trading Update
18/10/02	Appendix 3Y – Change of Director's Interest Notice
18/10/02	Appendix 3Y – Change of Director's Interest Notice

The information referred to in paragraphs  (a) and (b) is also publicly available on Jupiters' website at jupiters.com.au.

10 EXPIRY DATE

The expiry date of this Statement is 28 November 2003, being the date 13 months after the date of this Statement.

No securities will be issued on the basis of this Statement after the expiry date.

11 JUPITERS' INTERESTS IN BREAKWATER

11.1 Capital structure

According to the information available from ASX, the total number of units in Breakwater on issue as at the date of this Statement is 143,750,851 Breakwater Units.

11.2 Details of Jupiters' relevant interests in Breakwater Units

Immediately before this Statement was lodged with ASIC on the Lodgement Date and before the first Offer was sent, Jupiters had a relevant interest in 68,334,000 Breakwater Units.

11.3 Details of Jupiters' voting power in Breakwater

Immediately before this Statement was lodged with ASIC on the Lodgement Date and before the first Offer was sent, Jupiters had voting power of 47.5% in Breakwater.

12 ACQUISITIONS OF BREAKWATER UNITS AND COLLATERAL BENEFITS

12.1 Acquisitions prior to date of Statement

In the period of 4 months ending on the day immediately before the Lodgement Date, neither Jupiters nor any associate of Jupiters provided or agreed to provide consideration for a Breakwater Unit under a purchase or agreement.

12.2 Collateral benefits before date of Statement

In the period of 4 months ending on the day immediately before the Lodgement Date, neither Jupiters nor any associate of Jupiters gave or offered to give or agreed to give a benefit to another person where the benefit:

(a) was likely to induce the other person or an associate to accept an Offer under the Takeover Bid or dispose of Breakwater Units; and

(b) is not offered to all holders of Breakwater Units under the Takeover Bid.

13 TRADING OF JUPITERS SHARES AND IMPUTED VALUE OF OFFER

13.1 Trading of Jupiters Shares

The last recorded sale price of Jupiters Shares on ASX on 4 October 2002, being the day before the announcement of the Takeover Bid, was $5.71. The last recorded sale price of Jupiters Shares on ASX on 7 October 2002, being the day of the Announcement Date, was $5.64.

The highest recorded sale price of Jupiters on ASX in the four months before the date of this Statement was $5.90 on 17 September 2002. The lowest recorded sale price of Jupiters Shares on ASX in the four months before the date of this Statement was $4.40 on 21 October 2002.

13.2 Imputed value of Offer

The volume weighted average price of Jupiters Shares traded on ASX for the two trading days on 25 and 28 October 2002, being the two trading days immediately before the lodgment of this Statement with ASIC, was $4.77.

Based on a Jupiters Share price of $5.71, the closing price of Jupiters Shares on the day before the announcement of the Takeover Bid, the Share Alternative has an imputed value of $0.368 for each Breakwater Unit. Based on the closing price of $4.71 per Jupiters Share on 28 October 2002, the trading day immediately prior to the date of the Bidder's Statement, the Share Alternative has an imputed value of $0.304 for each Breakwater Unit.

If you wish to acquire Jupiters Shares you should consider accepting the Cash Offer and acquiring Jupiters Shares on market. You should check the trading price of Jupiters Shares when considering this or consult your broker or financial adviser. ABN Amro Morgans has put in place arrangements for Breakwater Unitholders who accept the Cash Offer to purchase Jupiters Shares on ASX without incurring brokerage fees. For further information, please contact ABN Amro Morgans at 07 4771 4577 in Townsville or 1800 777 946.

The following table is designed to assist a Breakwater Unitholder in determining the imputed value of the Offer at different Jupiters Share price levels. This table is not a forecast of the price at which Jupiters Shares will trade on ASX. That price may be higher or lower.

Jupiters Share Price	Total Imputed Offer Value Per Breakwater Unit

$4.25	$0.274
$4.50	$0.290
$4.75	$0.306
$5.00	$0.323
$5.25	$0.339
$5.50	$0.355
$5.75	$0.371

14 TAXATION CONSIDERATIONS

The following is a brief outline of the Australian income tax consequences for holders of Breakwater Units who dispose of their units by accepting Jupiters' Offer. This overview only applies to Breakwater Unitholders who are Australian residents for tax purposes and who hold their shares on capital account.

The overview is based on the current provisions of the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 and the regulations made under those Acts and Jupiters' understanding of the current administrative practices of the Australian Taxation Office. The overview is based upon a number of assumptions which may or may not apply in every case. It does not attempt to provide an authoritative or complete statement of the current law applicable to the particular circumstances of each and every holder of Breakwater Units. In particular, these comments do not address all taxation considerations applicable to Breakwater Unitholders who may be subject to special tax rules, such as banks, insurance companies, superannuation funds and taxpayers who carry on a business of trading in Breakwater Units.

All Breakwater Unitholders should consult their own professional advisers regarding the Australian and foreign income taxation consequences of accepting the Offer.

14.1 Acceptance of the Offer

Breakwater Unitholders who accept the Offer will upon successful completion of the Offer exchange each of their Breakwater Units for $0.37 or every 31 of their Breakwater Units for two Jupiters Shares in accordance with the terms of the Offer.

14.2 Capital gains tax

Current Australian tax legislation includes a comprehensive capital gains tax ("CGT") regime. A net capital gain made by a taxpayer for an income year is included in the assessable income of the taxpayer. A net capital gain is the total of a taxpayer's capital gains for the income year reduced by the amount of certain capital losses. Generally, the sale of units in a managed investment scheme which are quoted on ASX will result in a CGT event under the CGT provisions. A capital gain will arise from a CGT event to the extent that the capital proceeds exceed the cost base of the units which are sold. A capital loss will arise to the extent that the capital proceeds are less than the cost base.

Ordinarily, a Breakwater Unitholder's cost base in respect of their Breakwater Units is the total of the amount that the unitholder paid for their units plus the acquisition and disposal costs relating to those units.

The capital proceeds will either be the amount of Cash Offer, or the market value of the Jupiters Shares at the date the Offer is accepted.

If a capital gain arises upon the sale of a unitholder's Breakwater Units, that gain must, subject to certain exceptions, be included in the assessable income of the unitholder. The amount of a capital gain arising to an individual or a trust (other than a trust that is a complying superannuation entity) may be reduced by 50% in some situations. For a complying superannuation entity, the capital gain may only be reduced by 33 1/3% . If a unitholder incurs a capital loss on the sale of their Breakwater Units, ordinarily that capital loss can be used to reduce the net capital gain included in the Breakwater Unitholder's assessable income but cannot be used to reduce other forms of assessable income.

For Breakwater Unitholders accepting the Share Alternative the cost base of the Jupiters Shares for the purpose of calculating any capital gain or loss when the shares are disposed of will be the market value of the Breakwater Units (valued at the date the Offer is accepted) given in exchange for the Jupiters Shares .

14.3 Breakwater Units acquired prior to 20 September 1985

The capital gains provisions generally do not apply to Breakwater Units acquired prior to 20 September 1985. Accordingly, any capital gain or capital loss that arises upon acceptance of an Offer for Breakwater Units which were acquired before that date should be disregarded for capital gains tax purposes. If you accept the Share Alternative the Jupiters shares will not be pre CGT assets. They will be post CGT assets with a cost base equal to the market value of the Breakwater Units exchanged for them on the date the Offer is accepted.

14.4 Breakwater Units acquired on or after 20 September 1985

Where Breakwater Units were acquired (or deemed to have been acquired) on or after 20 September 1985, a CGT event will occur upon the disposal of Breakwater Units pursuant to acceptance of the Offer. CGT rollover relief will not be available. In such circumstances any capital gain (net of eligible capital losses) that arises upon the disposal of Breakwater Units must be included in the Breakwater Unitholder's assessable income and is subject to income tax.

The amount of the capital gain will generally be equal to the total cash consideration received by a unitholder from Jupiters for their Breakwater Units less the cost base of the unitholder's Breakwater Units for the Cash Offer. For the Share Alternative, the capital gain is the value of the Jupiters Shares at the date the Offer is accepted less the cost base of the unitholders Breakwater Units. The capital gains tax discount concession (50% for individuals and certain trusts) may be available to certain Breakwater Unitholders if their Breakwater Units were held for more than 12 months.

Any capital loss that arises on the exchange of the Breakwater Units should be available to offset the unitholder's capital gains for the current year or be carried forward to offset future year capital gains. The amount of the capital loss will generally be equal to the reduced cost base of the unitholder's Breakwater Units less the total of the Cash Offer or the market value of the Jupiters Shares whichever is appropriate.

15 OTHER MATERIAL INFORMATION

15.1 Material information

Jupiters, as manager of Jupiters Townsville, the principal asset of Breakwater, and as owner of all of the shares in the Responsible Entity, has had access to certain information concerning Breakwater that has not been disclosed generally to Breakwater Unitholders. None of the information to which Jupiters has had access is, in the opinion of Jupiters, of such a nature and quality which, if the information were generally available, a reasonable person would expect to have a material effect on the price or value of Breakwater Units or, in the opinion of Jupiters and except as disclosed in this Statement, would otherwise be material to a decision by a Breakwater Unitholder whether or not to accept an Offer. However, the fact that Jupiters has decided to make the Offers may itself be regarded as information material to the decision of a Breakwater Unitholder whether or not to accept an Offer.

15.2 Directors' Interests

The names and positions of the Directors of Jupiters at the date of this Statement are as follows:

Name	Position
Lawrence Willett AO	Chairman
Robert Hines	Managing Director
Sir Francis Moore AO	Non-executive Director
Penelope Morris AM	Non-executive Director
John Story	Non-executive Director

Except as set out below or described elsewhere in this Statement, no Director or proposed Director holds or held at any time in the last two years any interest in:

(a) the formation or promotion of Jupiters;

(b) property acquired or proposed to be acquired by Jupiters in connection with its formation or promotion or in connection with the Offers; or

(c) the Offers.

The table below shows the relevant interests of each Director in securities of Jupiters as at the date of this Statement:

Director	Jupiters Shares in which relevant interest held	Jupiters RPS in which relevant interest held
Lawrence Willett AO	10,044	Nil
Robert Hines	30,006	30
Sir Francis Moore AO	41,868	500
Penelope Morris AM	Nil	500
John Story	32,500	Nil

In addition, spouses of the Directors hold the following relevant interests in Jupiters Shares.

Director	Jupiters Shares in which spouse holds relevant interest	Jupiters RPS in which spouse holds relevant interest
Lawrence Willett AO	7,000	500
Sir Francis Moore AO	12,260	Nil
Penelope Morris AM	9,600	Nil

Mr Hines holds 500,000 Jupiters Options, exercisable at $4.54, expiring on 30 August 2011. They are subject to performance hurdles. Further details are contained in Jupiters' Annual Report for the year ended 30 June 2002.

The table below shows the relevant interests of each Director in Breakwater Units as at the date of this Statement.

Director	Breakwater Units
Lawrence Willett AO	41,000
Robert Hines	Nil
Sir Francis Moore AO	Nil
Penelope Morris AM	Nil
John Story	Nil

Except as set out below or described elsewhere in this Statement no person has:

(a) paid or agreed to pay any amount or given or agreed to give any benefit at any time during the last 2 years; or

(b) paid or agreed to pay any material amount or given or agreed to give any material benefit at any time during the last 5 years,

to any Director or proposed Director either to induce that person to become, or to qualify that person as, a Director or for services provided by a Director or proposed Director in connection with the formation or promotion of Jupiters or in connection with the Offers.

Refer to Jupiters' Annual Report for the year ended 30 June 2002 for details of the remuneration and other interests of each Director.

15.3 Interests of other parties involved in the Offer

Except as set out below or described elsewhere in this Statement, no:

(a) person named in this Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Statement;

(b) promoter of Jupiters; or

(c) stockbroker to the Offers,

holds or held at any time during the last two years any interest in:

(d) the formation or promotion of Jupiters;

(e) property acquired or proposed to be acquired by Jupiters in connection with its formation or promotion or in connection with the Offers; or

(f) the Offers.

Except as set out below or described elsewhere in this Statement no person has:

(a) paid or agreed to pay any amount or given or agreed to give any benefit at any time during the last 2 years; or

(b) paid or agreed to pay any material amount or given or agreed to give any material benefit at any time during the last 5 years,

to any person named in this Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Statement, to any promoter of Jupiters, or to any stockbroker to the Offers, for services provided in connection with the formation or promotion of Jupiters or in connection with the Offers.

Salomon Smith Barney Australia Securities Pty Ltd has acted as financial adviser to Jupiters in connection with the Offer. Salomon Smith Barney Australia Securities Pty Ltd has received or will receive $500,000 (plus disbursements) for these services.

Corrs Chambers Westgarth have acted as legal advisers to Jupiters in connection with the Offers. Corrs Chambers Westgarth have received or will receive approximately $270,000 (plus disbursements) for these services. John Story, a Director, is a partner of Corrs Chambers Westgarth and a director of the Responsible Entity.

15.4 No other material information

Other than as set out above, or contained elsewhere in this Statement, there is no other information that:

(a) is material to the making of a decision by a holder of Breakwater Units whether to accept an Offer; and

(b) is known to Jupiters,

that has not previously been disclosed by Jupiters.

16 INTERPRETATION

16.1 Definitions

In this Statement, unless the context otherwise requires:

"3Acceptance Form" means the acceptance form that accompanies this Statement.

"3Announcement Date" means 7 October 2002, being the date Jupiters announced the Takeover Bid.

"3ASIC" means the Australian Securities and Investments Commission.

"3ASX" means Australian Stock Exchange Limited.

"3Bid Period" means the period that starts when the Bidder's Statement is given to Breakwater and will end at the end of the Offer Period.

"3BIL" means Breakwater Island Limited ACN 010 271 691.

"3BIL Board" means the board of directors of BIL.

"3Breakwater" means Breakwater Island Trust ARSN 092 774 260.

"3Breakwater Units" means units in Breakwater and all Rights attaching to them.

"Breakwater Unitholder" means a holder of Breakwater Units.

"3Breakwater's Constitution" means the constitution of Breakwater pursuant to which all property and assets of Breakwater are vested in the Responsible Entity to be held on behalf of Breakwater Unitholders.

"Broker" means a member organisation admitted to participate in CHESS under SCH Business Rule 2.1.1 or Rule 2.1A or a department or Subsidiary of ASX admitted to participate in CHESS under Rule 2.5.1(c) of the SCH Business Rules.

"Cash Offer" means the alternative consideration under the Offer of $0.37 cash for each Breakwater Unit.

"Casino Agreement" means the agreement dated 27 November 1984 between the State of Queensland and the Responsible Entity made pursuant to the Breakwater Casino Agreement Act 1984 (Qld).

"CHESS" means the Clearing House Electronic Subregister System administered by SCH.

"CHESS Holding" means a holding of Breakwater Units on the CHESS subregister of Breakwater.

"Constitution" means the constitution of Jupiters.

"Controlling Participant" means, in relation to a CHESS Holding, the participant that has the capacity in CHESS to transfer Breakwater Units from the share register.

"Corporations Act" means the Corporations Act 2001 (Cth).

"Director" means a director of Jupiters from time to time.

"Foreign Unitholder" has the meaning given by section  9.

"Governor-in-Council" means the Governor-in-Council for the State of Queensland.

"Government Agency" means any:

(a) government or governmental, semi-governmental or judicial entity or authority; or

(b) minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government,

and includes ASIC, ASX and any regulatory organisation established under federal or state law or any stock exchange.

"Independent Directors" means those members of the BIL Board who have been appointed by Breakwater Unitholders in general meeting, namely Edward Davie and Fay Barker.

"Issuer Sponsored Holding" means a holding of Breakwater Units on the issuer sponsored subregister of Breakwater.

"Jupiters" means Jupiters Limited ACN 010 741 045.

"Jupiters' Offer" has the same meaning as "Offer".

"Jupiters Options" means options to subscribe for ordinary shares in the capital of Jupiters.

"Jupiters RPS" means fully paid cumulative redeemable preference shares in the capital of Jupiters.

"Jupiters Shares" means fully paid ordinary shares in the capital of Jupiters.

"Jupiters Townsville" means the hotel-casino located in Townsville which is owned by Breakwater and managed by Jupiters.

"Listing Rules" means the listing rules of ASX.

"Lodgement Date" means Tuesday, 29 October 2002 being the date on which a copy of this Statement was lodged with ASIC.

"Minister" means the Minister of the Government of Queensland from time to time charged with administering the Breakwater Island Casino Agreement Act 1984 (Qld) and the Casino Control Act 1982 (Qld).

"Non Broker Participant" means an entity admitted to participate in CHESS under SCH Business Rule 2.3.1, 2.3.2 or 2.4.1 or a department or Subsidiary of ASX admitted to participate in CHESS under SCH Business Rule 2.5.1(d).

"Offer" or "Jupiters' Offer" means the offer contained in this Statement and "Offers" means the like offers despatched or to be despatched to other holders of Breakwater Units (or persons entitled to receive such offers under the Takeover Bid).

"Offer Period" means the period during which the Offers remain open for acceptance in accordance with section  7.2.

"Prescribed Occurrence" means any of the events referred to in subsection 652C(1) or (2) of the Corporations Act as applied in accordance with sections 603 and 604 of the Corporations Act.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity or authority, whether in Australia or elsewhere, and any self-regulatory organisation established under statute or any stock exchange but excluding:

(a) ASIC;

(b) the Takeovers Panel;

(c) any person mentioned in section 657G(2) of the Corporations Act who applies to the Court for an order under section 657G(1);

(d) any person mentioned in section 659B(1) who commences court proceedings in relation to the Takeover Bid; and

(e) a court that makes an order in response to an application under section 657G(1) or proceedings commenced pursuant to section 659B(1).

"Record Date" means 7.00 pm on Tuesday, 29 October 2002 being the date set by Jupiters under section 633(2) of the Corporations Act.

"Responsible Entity" means the responsible entity from time to time of Breakwater within the meaning of section 9 of the Corporations Act, being BIL as at the date of this Statement.

"Rights" means all accretions, benefits and rights attaching to Breakwater Units the subject of the Offers including, but not limited to, all rights to receive distributions of income or capital declared, paid or distributed by the Responsible Entity and to receive or subscribe for units, options or other interests in Breakwater.

"SCH" means the securities clearing house approved under Part 7.2 of the Corporations Act which administers CHESS.

"SCH Business Rules" means the business rules of ASX Settlement and Transfer Corporation Pty Ltd.

"Share Alternative" means the alternative consideration under the Offer of two Jupiters Shares for every 31 Breakwater Units.

"Statement" means this bidder's statement including the Acceptance Form.

"Subsidiary" has the meaning given to that term in the Corporations Act.

"Superior Bid" means an offer made under a takeover bid for Breakwater Units under which:

(a) offers are made for Breakwater Units for a cash consideration equal to that offered by Jupiters under the Offers and those offers are conditional on less onerous conditions in aggregate than those contained in section  7.10; or

(b) offers are made for Breakwater Units for a cash consideration higher than that offered by Jupiters under the Offers.

"Takeover Bid" means the off-market bid in accordance with Part 6.5 of the Corporations Act under which Jupiters has made, pursuant to this Statement, Offers to acquire all Breakwater Units.

"Takeovers Panel" means the panel established by the Australian Securities and Investments Commission Act 1989 (Cth).

"Target's Statement" means the target's statement issued by Breakwater in accordance with Part 6.5 of the Corporations Act.

"vwap" means the volume weighted average price of Breakwater Units traded on ASX.

"your Breakwater Units" means, subject to section  7.3, the Breakwater Units in respect of which you are registered or entitled to be registered as holder in the register of members of Breakwater at 10.00 pm (Brisbane time) on the Record Date.

16.2 Construction

In this Statement, unless expressed to the contrary:

(a) words importing:

(i) the singular include the plural and vice versa; and

(ii) any gender include the other gender;

(b) if a word or phrase is defined cognate words and phrases have corresponding definitions;

(c) if a word or phrase is defined in the Corporations Act or the SCH Business Rules, it bears the same meaning;

(d) a reference to:

(i) a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii) a person includes the legal personal representatives, successors and assigns of that person;

(iii) a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv) a right includes a benefit, remedy, discretion, authority or power;

(v) "$" or "dollars" is a reference to the lawful currency of Australia; and

(i) a section or paragraph is to a section or paragraph in this Statement.

16.3 Headings

Headings are for ease of reference only and do not affect the interpretation of this Statement.

CORPORATE DIRECTORY

Jupiters' Registered Office

Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach QLD 4218

Financial Adviser to Jupiters

Salomon Smith Barney
Australia Securities Pty Limited
Level 40, Citigroup Centre
2 Park Street
Sydney NSW 2000

Legal Adviser to Jupiters

Corrs Chambers Westgarth
Level 35, Waterfront Place
1 Eagle Street
Brisbane QLD 4000

Share Registry

Computershare Investor Services Pty Limited
Level 27, Central Plaza One
345 Queen Street
Brisbane QLD 4001

OFFERS BY JUPITERS LIMITED ("JUPITERS") TO ACQUIRE YOUR UNITS IN
BREAKWATER ISLAND TRUST ("BREAKWATER")

ACCEPTANCE AND TRANSFER FORM

Instructions for accepting the Offers are set out below
Please ensure you read the Bidder's Statement before completing this form
Words used in this form have the same meaning as they have in the Glossary in section 16.1 of the Bidder's Statement

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, PLEASE
CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY

Securityholder Reference Number/ Holder Identification Number
Subregister
Number of Units you hold on Record Date
Cash Offer
Share Alternative

(If your name, address or details are incorrect, please amend and initial)

ACCEPTING THE OFFERS

Note: you may only accept the Offers on all of your Units. If you do not place a tick in any box, you will receive cash.

If you wish to accept to receive Cash as listed above, please tick this box:

If you wish to accept to receive Shares as listed above, please tick this box:

This Acceptance and transfer Form is divided into 3 parts:

PART A If at the time of acceptance your Units are held on the issuer sponsored subregister of Breakwater (check your details above), you must complete Part A overleaf in respect of those Units.

PART B If at the time of acceptance your Units are held on the CHESS subregister of Breakwater (check your details above), you must complete Part B overleaf in respect of those Units.

PART C If you have recently bought or sold Units, and that transaction has not been reflected in the number of Units in your holding as stated on this form, you must complete Part C overleaf in respect of those Units.

To accept the Offer, complete and sign this form and send it in the reply paid envelope provided (not to be used for mail posted from outside Australia) or deliver this form to the address shown overleaf. This form MUST be RECEIVED by no later than the end of the Offers Period set out in the Section 1.3 of the Bidder's Statement.

PART A - ISSUER SPONSORED HOLDINGS - refer overleaf for signing instructions

I/We, the person(s) named above being the holder(s) of the Units shown above accept the Offer in respect of the Units indicated by me/us above, and agree to transfer to the Bidder those Units for the consideration specified in the Offer and agree to be bound by the terms and conditions of the Offer:

Securityholder1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)

Sole Director and Sole Secretary	Director	Director/Secretary (delete one)

Please provide a daytime (business hours) telephone number so that we can contact you if we have any questions about this form.

Telephone Number: _____________________________ Date: ______________________________

PART B - CHESS HOLDINGS

  If you are in doubt as to how to deal with your CHESS Holding, please contact your Controlling Participant (eg, your broker).

To accept the Offer, either:

1. contact your Controlling Participant to initiate acceptance of the Offer (acceptance must be initiated by your Controlling Participant no later than the end of the Offer Period set out in the Offer); or

2. authorise the Bidder to contact your Controlling Participant on your behalf to initiate acceptance of the Offer by writing their details below

Controlling Participant's name:

Address:

Telephone:

Sign and return this form (see instructions below)

_____________________________ Date: __________

_____________________________ Date: __________
Signature of Transferor(s)

PART C - IF YOU HAVE RECENTLY BOUGHT OR SOLD UNITS

If you have sold all of your Units, send this Acceptance and Transfer Form and the Offer Booklet to the Controlling Participant who acted for you on the sale.

If you have sold some of your Units or bought additional Units, amend the number of Units held by you overleaf, initial the amendment and write below the name, address and telephone number of the Controlling Participant who acted for you on the sale or purchase and sign and return this form in accordance with the instructions overleaf.

  Controlling Participant's name:

Address:

Telephone:

Sign and return this form (see instructions below)

_____________________________ Date: __________

_____________________________ Date: __________
Signature of Transferor(s)

SIGNING INSTRUCTIONS

  If this form is signed under Power of Attorney, the Attorney declares that they have no notice of the revocation thereof.
  In the case of joint holders, all must sign. In the case of corporations, two directors or a director and a secretary must sign, clearly stating the title of the signatories. For companies with a sole director/sole secretary this must be stated. If this form is signed under Power of Attorney, or by the executors of a deceased estate, or by the administrators, the relevant Power of Attorney, Grant of Probate or Letters of Administration, together with any other documents required by law, must be attached.

RETURNING THIS FORM:

To accept the Offer, complete this form and send it in the reply paid envelope provided (not to be used for mail posted from outside Australia) or deliver to:

Postal address: Reply Paid 523 Brisbane Qld 4001 AUSTRALIA	Delivery address: Computershare Investor Services Pty Limited Level 27, 345 Queen Street Brisbane Qld 4001 AUSTRALIA

This form must be RECEIVED by no later than the end of the Offer Period set out in Section 1.3 of the Bidder's Statement.

Information you supply on this form will be used by the Bidder and Computershare Investor Services Pty Limited in connection with the Offer and may be disclosed to their professional advisers and other third parties in connection with the Offer.

IF YOU HAVE ANY ENQUIRIES CONCERNING THE COMPLETION OF THIS ACCEPTANCE AND TRANSFER FORM, PLEASE TELEPHONE

1800 552 270

between 8:30 am and 5:30 pm (BRISBANE TIME) from Monday to Friday during the Offer Period